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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

Allot Communications Ltd

(Name of Issuer)

Common Shares

(Title of Class of Securities)

M0854Q 10 5

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 2 of 9

1.	Names of Reporting Persons: Genesis Partners I L.P. I.R.S. Identification Nos. of above persons (entities only). 13-3933924

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	......................................................................................................................................................................................
	(b)	.......☒.........................................................................................................................................................................

3.	SEC Use Only ........................................................................................................................................................................

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,312,771

		6.	Shared Voting Power .......................................................................................................................................

		7.	Sole Dispositive Power: 1,312,771

		8.	Shared Dispositive Power ...............................................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,312,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)..........................................

11.	Percent of Class Represented by Amount in Row (9): 6.3%

12.	Type of Reporting Person (See Instructions): PN

* Based on 20,987,255 shares of Ordinary Shares of the Issuer outstanding as of December 31, 2006.

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 3 of 9

1.	Names of Reporting Persons: Genesis Partners I (Cayman) L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	............................................................................................................................................................................................
	(b)	..............☒........................................................................................................................................................................

3.	SEC Use Only ..............................................................................................................................................................................

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 715,740

		6.	Shared Voting Power .............................................................................................................................................

		7.	Sole Dispositive Power: 715,740

		8.	Shared Dispositive Power .....................................................................................................................................

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,740

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)................................................

11.	Percent of Class Represented by Amount in Row (9): 3.4%

12.	Type of Reporting Person (See Instructions): PN

* Based on 20,987,255 shares of Ordinary Shares of the Issuer outstanding as of December 31, 2006.

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 4 of 9

Item 1.
(a)	Name of Issuer: Allot Communications Ltd.
(b)	Address of Issuer's Principal Executive Offices: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 45240, Israel
Item 2.
(a)

Name of Persons Filing:

This statement is being filed on behalf of Genesis Partners I L.P., a Delaware limited partnership, and Genesis Partners I (Cayman) L.P., a Cayman Islands limited partnership. Genesis Partners I L.P. and Genesis Partners I (Cayman) L.P. are referred to herein as the “Genesis Entities.”

E. Shalev Management Ltd. and CIBC World Markets Corp. are co-general partners of each of the Genesis Entities. The Genesis Entities have entered into a Joint Filing Agreement, dated February 12, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which they have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence: c/o E. Shalev Management Ltd. 11 HaMenofim Street, Herzliya Pituach 46725, Israel
(c)	Citizenship Genesis Partners I L.P. is organized under the laws of the State of Delaware; Genesis Partners I (Cayman) L.P. is organized under the laws of the Cayman Islands
(d)	Title of Class of Securities: Common Shares
(e)	CUSIP Number: M0854Q 10 5
Item 3.
If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 5 of 9

(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: Genesis Partners I L.P. - 1,312,771 Genesis Partners I (Cayman) L.P. - 715,740
(b)	Percent of class: Genesis Partners I L.P. - 5.28% Genesis Partners I (Cayman) L.P. - 2.88%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: Genesis Partners I L.P. - 1,312,771 Genesis Partners I (Cayman) L.P. - 715,740
	(ii)	Shared power to vote or to direct the vote __________________.
	(iii)	Sole power to dispose or to direct the disposition of: Genesis Partners I L.P. - 1,312,771 Genesis Partners I (Cayman) L.P. - 715,740
	(iv)	Shared power to dispose or to direct the disposition of _______________.

Item 5.
Ownership of Five Percent or Less of a Class
N/A.
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
N/A

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 6 of 9

Item 7.
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8.
Identification and Classification of Members of the Group
See Response to Item 2 above.
Item 9.
Notice of Dissolution of Group
N/A
Item 10.
Certification
(a) N/A
(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 7 of 9

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007

GENESIS PARTNERS I L.P.

BY:  E  SHALEV MANAGEMENT LTD., its general partner

By:     /s/ Eddy Shalev
           Name:  Eddy Shalev

Title:     Director

Date:  February 12, 2007

GENESIS PARTNERS I (CAYMAN) L.P.

BY:  E  SHALEV MANAGEMENT LTD., its general partner

By:     /s/ Eddy Shalev
           Name:  Eddy Shalev

Title:     Director

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 8 of 9

EXHIBIT INDEX

Exhibit A -	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. M0854Q 10 5	SCHEDULE 13G	Page 9 of 9

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

  1.           Each of them is individually eligible to file with respect to its investment in Allot Communications Ltd. on Schedule 13G pursuant to Rule 13d-1(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”);

2.           Pursuant to Rule 13d-1(k)(1) under the Exchange Act, each of them hereby agree to file a joint Schedule 13G with respect to the information required to be reported by them with respect to their investment in Allot Communications Ltd. under Section 13 of the Exchange Act and the rules and regulations thereunder; and

  3.           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2007

Date:  February 12, 2007

GENESIS PARTNERS I L.P.

BY:  E  SHALEV MANAGEMENT LTD., its general partner

By:     /s/ Eddy Shalev
           Name:  Eddy Shalev

Title:     Director

Date:  February 12, 2007

GENESIS PARTNERS I (CAYMAN) L.P.

BY:  E  SHALEV MANAGEMENT LTD., its general partner

By:     /s/ Eddy Shalev
           Name:  Eddy Shalev

Title:     Director